Exhibit 99.1

IMRIS Reports Second-Quarter 2014 Financial Results

•	New order bookings of $22.6 million in second quarter;
•	Order bookings of $40.5 million in first half of 2014 compared with $33 million for the entire 12-month period of 2013;
•	Four VISIUS Surgical Theatres booked in the second quarter across the globe;
•	Backlog increases 26 percent in first six months to record $128.7 million;
•	Quarterly revenues of $4.3 million;
•	Gross margin 45.0 percent versus 30.4 percent in prior-year quarter;
•	Company updates 2014 full-year guidance, and provides preliminary outlook for 2015 revenues in the $60 million to $65 million range

WINNIPEG, MB and MINNEAPOLIS, MN, Aug. 7, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today reported financial results for the 2014 second quarter. All figures are reported in U.S. dollars. The Company's net loss in the 2014 second quarter improved to $7.0 million, or $0.14 per diluted share, on net revenues of $4.3 million. In the prior-year quarter, IMRIS reported a net loss of $8.2 million, or $0.16 per diluted share, on net revenues of $10.2 million.  New order bookings were $22.6 million in the second quarter resulting in a record backlog of $128.7 million.

Commented Jay D. Miller, President and Chief Executive Officer of IMRIS: "Revenue in the 2014 second quarter came in above our guidance range, reflecting our continued focus on building revenues from service contracts, disposables and upgrades, in addition to VISIUS sales. We are encouraged by the gains in order bookings and backlog during the second quarter and first half of the year. We are beginning to benefit from the steady stream of positive clinical data from hospitals that use our intraoperative imaging technology. As we have stated, a primary 2014 focus is to improve order bookings performance and convert qualified customer prospects to new sales orders."

Added Miller: "Notably, four VISIUS Surgical Theatres booked in the second quarter were geographically dispersed in the United States, Canada, Japan and China - and three of the four involved our multi-source pricing strategy. We are pleased to see continued success across our global sales efforts and to offer flexible pricing strategies that meet our customers' needs."

Second-Quarter Operating Review
Revenue for the 2014 second quarter was $4.3 million compared with $10.2 million in the same period last year, due to the timing of VISIUS Surgical Theatre systems installation and delivery. Contributing to sales was extended maintenance contract revenue that was $0.5 million higher than the year-ago period. The increase reflects additional extended maintenance contracts from a larger installed base that have transitioned off warranty to chargeable service programs.

Gross profit in the 2014 second quarter was $1.9 million compared with $3.1 million in the same period last year. Gross profit as a percentage of sales in the 2014 second quarter was 45.0 percent compared with 30.4 percent in the same period last year. The higher gross profit margin in the 2014 second quarter primarily stemmed from revenues for service maintenance contracts on a growing base of VISIUS system installations. Gross profit as a percentage of sales rose significantly from 23.6 percent in the 2014 first quarter.

Operating expenses for the 2014 second quarter declined to $8.7 million from $10.8 million for the prior-year period, primarily due to improved operating efficiencies following completion of the Company's relocation to Minnesota and related expenses.

Foreign exchange income in the 2014 second quarter was $0.7 million compared with expense of $0.5 million in 2013, due to a weakening U.S. dollar against IMRIS' foreign denominated monetary assets. Interest and other expense during the three months ended June 30, 2014, includes interest expense of $0.6 million, debt discount amortization of $0.3 million and debt issuance cost amortization of $0.1 million, as well as other net interest expense and banking fees.

IMRIS' net loss in the 2014 second quarter narrowed to $7.0 million, or $0.14 per diluted share, compared with a loss of $8.2 million, or $0.16 per diluted share, in the same period last year. The improvement was primarily due to lower operating expenses and foreign exchange income, partially offset by lower gross profit, and higher interest and other expense.

Adjusted EBITDA1 for the 2014 second quarter was negative $5.7 million compared with negative $6.3 million in the same period last year. Adjusted EBITDA for the 2014 second quarter reflects lower gross profit and operating expenses, and higher foreign exchange income and interest expense.

Backlog2
During the 2014 second quarter, IMRIS received $22.6 million in new orders and converted $4.3 million of backlog into revenues. The change in the U.S. dollar versus the orders denominated in foreign currencies in backlog resulted in a slight decrease in the value of the backlog. Backlog on June 30, 2014, totaled $128.7 million.

Liquidity
Cash and restricted cash at June 30, 2014, totaled $10.2 million and accounts receivable were $6.6 million. These funds, together with ongoing operating cash flow, will be used to fund the Company's working capital and overall operations. At December 31, 2013, the Company had cash and restricted cash of $13.9 million.

Business Outlook
Commented Miller: "In 2014, we remain focused on executing our strategic plans, in order to set the stage for growth in 2015 and beyond. We also are committed to improving the Company's bottom-line performance, with an emphasis on controlling costs and increasing gross margins. We are encouraged by our progress in the second quarter in all areas, but specifically around our gross margins. Our continued priorities for 2014 are to: increase our market penetration and order bookings by making it easier for our hospital customers to purchase our VISIUS iMR; build momentum for our VISIUS iCT and service sales in the U.S. and Europe; and increase revenues from our expanded portfolio of options, upgrades, disposables and services with our installed base of satisfied customers. We also anticipate market excitement around the development of our second generation SYMBIS MR and CT-compatible robotic system."

IMRIS' 2014 third-quarter revenues are anticipated to be in the range of $6 million to $7 million. The Company continues to expect its strongest quarterly revenue performance in the 2014 second half. Although IMRIS' 2014 second quarter and first half bookings exceeded plan, some IMRIS customers in backlog have shifted VISIUS system installations originally scheduled for 2014 into 2015. As a result, IMRIS now expects 2014 full-year revenues in the range of $30 million to $34 million, compared with the previous range of $44 million to $46 million. Looking ahead to 2015, IMRIS anticipates full-year revenues of approximately $60 million to $65 million, reflecting growth in the business and the timing of installations from 2014 to 2015.

IMRIS continues to expect improved 2014 full-year gross profit performance versus the prior year. Based on lower projected 2014 revenues, however, the Company now anticipates a gross profit margin of approximately 35 percent to 36 percent. Quarterly gross profit margins will vary, depending on the underlying system installations in each quarter. The Company expects a modest net cash burn in 2014.

Total capital expenditures in 2014 are anticipated to be approximately $2.5 million. IMRIS forecasts total cash and non-cash operating expenses in 2014 to be approximately $33 million, as summarized below:

2014 Forecast	$ Millions
Cash operating expenses	$ 27.0
Amortization and depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	$ 33.0

The Company's full financial statements as well as management's discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call
Management will host a conference call to discuss the results at 9:00 AM ET, August 7, 2014.  Following management's presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 1-866-530-1554 or 1-416-849-1847 and enter access code 6581167. To access the live audio webcast, please visit IMRIS' website at www.imris.com. A taped rebroadcast will be available to listeners following the call until 12:00 PM (ET) on August 15, 2014. To access the rebroadcast, please call 1-888-203-1112 and enter access code 6581167.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 61 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements
This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

Selected Financial Information
(Thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013

Sales	$4,258	$10,226	$12,409	$18,292
Gross profit	$1,916	$3,109	$3,841	$6,129
Gross profit %	45.0%	30.4%	31.0%	33.5%

Operating expenses	$8,698	$10,816	$16,742	$21,610
Operating loss	$(6,782)	$(7,707)	$(12,901)	$(15,481)

Net loss	$(7,027)	$(8,203)	$(14,928)	$(16,581)

Adjusted EBITDA	$(5,676)	$(6,260)	$(10,592)	$(12,632)

Basic and diluted loss per share	$(0.14)	$(0.16)	$(0.29)	$(0.34)

Balance Sheet Data			As of June 30, 2014	As of December 31, 2013

Cash and restricted cash			$10,236	$13,882
Total assets			69,628	85,561
Deferred revenue			13,544	9,500
Long term debt, net of discount			21,649	21,204
Total liabilities			48,655	50,540
Shareholders' equity			20,973	35,021

_____________________________________
1 Adjusted EBITDA is defined as earnings before interest and other income (expense), stock based compensation expense, gain on asset disposals, foreign exchange income (expense), income tax (benefit) provision and amortization and depreciation.

2 See "Non-GAAP Financial Measures" in the Company's 2014 Second Quarter MD&A for further information on backlog.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Executive Vice President Finance and Administration and Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

Jeffery Bartels
Director - Finance
IMRIS Inc.
Tel: 763-203-6328
Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 08:01e 07-AUG-14